January 13, 2017

Mr. Hugh West

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed March 14, 2016

Form 10-Q for the Quarterly Period Ended September 30, 2016

Filed November 7, 2016

Form 8-K

Filed October 26, 2016

File No. 001-35355

Dear Mr. West:

On behalf of Manning & Napier, Inc. (“Company”), we are responding to your letter dated December 15, 2016. For convenience of reference, the text of your comments has been reproduced in italicized type herein, with our response immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 48

Note 3 - Noncontrolling Interests, page F-13

1.	We note that on April 16, 2015, you granted approximately 1.1 million of Class A common stock awards under the 2011 Equity Compensation Plan (the “Equity Plan”) for which you acquired an equivalent number of Class A units of Manning and Napier Group and that these acquisitions of additional operating membership interests were treated as reorganizations of entities under common control as required by ASC 805“Business Combinations.” Please address the following:

•	Clarify if the 1.1 million of Class A common stock awards granted under the “Equity Plan” are included in the 1,041,590 of common stock issued under the equity compensation plan reflected in the Consolidated Statements of Shareholders’ Equity as of December 31, 2015 on page F-6.

The approximately 1.1 million shares of Class A common stock issued under the Equity Plan on April 16, 2015 as disclosed in Note 3 are included in the 1,041,590 of common stock issued under the equity compensation plan, net of forfeitures, reflected in the Consolidated Statements of Shareholders’ Equity as of December 31, 2015 on page F-6.

•	Tell us and revise your future filings as necessary to explain how you accounted for the equivalent number of Class A units of Manning and Napier Group that you acquired, including the related impact to Non-controlling interests.

The Company did not account for the equivalent number of Class A units of Manning & Napier Group that were acquired, including the related impact to non-controlling interests in accordance with ASC 810 “Consolidation” in instances when there was no cash consideration paid. The Company evaluated both qualitative and quantitative aspects of the adjustment and has subsequently determined that this adjustment was not material to the Consolidated Statements of Financial Condition and Shareholders’ Equity for Fiscal Years Ended December 31, 2015, 2014 or 2013, and for the interim periods in those respective years. As such, the Company will adjust prospectively and disclose the correction to its non-controlling interests and equity attributable to the parent in its Form 10-K for the Fiscal Year Ended December 31, 2016. The following is the proposed disclosure:

During the year ended December 31, 2016, the Company recorded a correction of an immaterial error relating to the fiscal years ended December 31, 2015, 2014 and 2013. The Company did not allocate a portion of historical equity related to certain changes in a parent’s ownership interest in a subsidiary while control is retained in accordance with ASC 810 “Consolidation,” which resulted in an overstatement of additional paid-in capital, with a corresponding understatement of non-controlling interests of approximately $3.0 million, $0.8 million and $0.2 million as of December 31, 2015, 2014 and 2013, respectively. The error has no impact on net income or total shareholders’ equity and non-controlling interests. After evaluating the quantitative and qualitative aspects of the adjustment, the Company concluded that its prior period financial statements were not materially misstated.

•	Tell us and clarify in your future filings how the acquisitions of additional operating membership interests were treated as reorganizations of entities under common control as required by ASC 805 “Business Combinations”, including the related impact to the consolidated financial statements.

The Company incorrectly referenced ASC 805 “Business Combinations” rather than ASC 810 “Consolidation”. The acquisitions of additional operating membership interests in Manning & Napier Group resulted in changes in the Company’s ownership interest while its controlling financial interest was retained. Therefore, in accordance with ASC 810, no gain or loss was recognized in the Consolidated Statements of Operations or Comprehensive Income. For those Class A Units of Manning & Napier Group that were purchased and retired by Manning & Napier Group, the carrying amount of the non-controlling interests and the amount recognized in equity attributable to the parent were adjusted in accordance with ASC 810. For those Class A Units acquired by the Company in an amount equivalent to the Class A common stock of the Company issued under the Equity Plan, the Company did not record the impact to the non-controlling interests and to the equity attributable to the parent in accordance with ASC 810. As discussed above in the previous bullet point response, the Company will record this correction during the year ended December 31, 2016. Additionally, the Company will disclose in future filings its policy to account for such changes in Manning & Napier Group’s ownership as equity transactions in accordance with ASC 810.

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 1. Financial Statements (unaudited)

Note 2 - Summary of Significant Accounting Policies, page 6

Revision of Previously Reported Consolidated Statements of Operations, page 7

2.	We note from your disclosure here and the information furnished within Exhibit 99 of your Form 8-K filed on October 26, 2016, that you revised your prior period financial statements to properly present payments made to certain advisory clients as a reduction to revenue in accordance with ASC 605-50. Please address the following:

•	Explain to us the nature and terms of the rebates and direct us to the specific guidance you used to support your accounting treatment. In this regard, please ensure to provide your consideration and analysis of whether a liability should have been recorded for an estimate of future payments or rebates. Refer to ASC 605-50-25-4 through 25-8.

Certain clients investing in the Company’s affiliated collective investment trust vehicles have investment management agreement fee schedules stating that the clients will be charged a rate lesser than the rate charged by the collective investment trust. Operationally, this is achieved by the Company compensating these clients for the difference between the agreed upon investment management fee and the collective investment trust fee. The amount paid to these clients is a rebate or reduction of the selling price, as it is the intent of management to charge the clients an investment management fee that is less than the fee charged within the collective investment trust.

The specific guidance used to support this accounting treatment is ASC 605-50-45-2, Revenue Recognition - Customer Payments and Incentives-Other presentation matters, which states cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price of the vendor’s products or services and, therefore, should be characterized as a reduction of revenue.

With regards to ASC 605-50-25-4 through 25-8 we have concluded that only 25-8 is applicable. Our conclusions are detailed below:

Evaluation of 25-4: Our clients are not required to submit a claim form to receive a reduction in sales price, therefore this guidance is not applicable.

Evaluation of 25-5: The sales incentive offered our clients does not result in a loss on the sale and does not become exercisable as a result of a single exchange transaction, therefore this guidance is not applicable.

Evaluation of 25-6: The sales incentive offered our clients does not result in a loss on the sale, therefore this guidance is not applicable.

Evaluation of 25-7: The rebates offered our clients is not contingent on a specified cumulative level of revenue transactions or the client engaging our services for a specified period of time, therefore this guidance is not applicable.

Evaluation of 25-8: The rebates offered our clients increases with the volume of the client’s assets under management. The rebate can be reasonably estimated, therefore the estimated amount to be refunded is recorded as a liability.

•	Tell us if the rebates were paid to related parties. If so, revise your disclosure on pages 18-19 (Note 14 - Related Party Transactions).

Rebates are not paid to related parties.

•	Revise your future filings to include in your Summary of Significant Accounting Policies (Note 2) your policy for rebates (i.e. payments made to certain advisory clients).

In response to the staff’s comment, the Company will provide additional disclosure in future filings regarding our policy for rebates. The following proposed disclosure will be included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016:

The Company is contractually obligated to make payments to certain advisory clients with the intent of providing those clients a discounted investment management fee. In accordance with ASC 605-50, Revenue Recognition - Customer Payments and Incentives, these payments are presented as a reduction to revenue. Incentives reported as a reduction to revenue for the years ended December 31, 2016, 2015 and 2014 were approximately $X million [$ amount open until 2016 10-K], $9.8 million and $8.5 million, respectively.

Principles of Consolidation, page 7

3.	We note that you provide seed capital to your investment teams to develop new products and services for your clients and that the original seed investments may represent all or a majority of the equity investment in the new product. Please address the following:

•	Explain in further detail and revise your future filings to clarify the assumptions and judgments made in evaluating whether you hold variable interests in your seed investments, including whether the seed investments are variable interest entities.

•	Tell us and clarify, based on entities evaluated for consolidation, which entities you have determined you hold a controlling financial interest, and the nature thereof.

•	Tell us and revise your future filings to disclose the circumstances when you would no longer be deemed to control the seed investment funds and identify the accounting method used when these funds are deconsolidated.

The seed capital provided by the Company to its investment teams to develop new products for its clients is invested either into a mutual fund or into a separately managed account. As of December 31, 2015, the majority of the Company’s seed capital is invested in a separately managed account, a portfolio of assets consisting only of the Company’s seed capital. As disclosed in Footnote 4 of the Company’s Form 10-K for the Fiscal Year Ended December 31, 2015, the Company’s investments in mutual funds were approximately $1.2 million as of December 31, 2015.

In determining if the Company will consolidate an entity, it will assess, among other things, an entity’s purpose and design, the Company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance, and whether the Company is obligated to absorb losses or receive benefits that could potentially be significant to the entity. As disclosed in Note 2 of the Form 10-K for the Fiscal Year Ended December 31, 2015, the Company has determined that the Manning & Napier Fund, Inc. series of mutual funds are legal entities, the business and affairs of which are managed by their respective boards of directors. As a result, each of these entities is a voting interest entity. The Company holds direct investments in certain of these mutual funds (which are made on the same terms as are available to other investors) and consolidates each of these entities where it has a controlling financial interest or a majority voting interest.

As of December 31, 2015, the Company maintained a controlling financial interest in one mutual fund, Manning & Napier Fund, Inc. Quality Equity Series, and therefore consolidated the mutual fund. The Company evaluates the amount of financial interest it has in its consolidated mutual funds and while not material to the financial statements at December 31, 2015, would deconsolidate the consolidated mutual funds once it no longer maintains a controlling financial interest. As of December 31, 2015, the Company does not hold variable interests in its seed products and the seed investments are not variable interest entities.

In response to the staff’s comment, the Company will provide additional disclosure in future filings to clarify the type of investments included in its seed capital and the nature thereof. The following proposed disclosure will be included in the Company’s Form 10-K for the Fiscal Year Ended December 31, 2016:

The Company provides seed capital to its investment teams to develop new products and services for its clients. The original seed investment may be held in a separately managed account, comprised solely of the Company’s investments or within a mutual fund, where the Company’s investments may represent all or only a portion of the total equity invested in the mutual fund. The Company’s investments in mutual funds amounted to approximately $X [$ amount open until 2016 10-K] and $1.2 million at December 31, 2015 and 2014, respectively. Pursuant to U.S. GAAP, the Company evaluates its investments in mutual funds on a regular basis and consolidates such mutual funds for which it holds a controlling financial interest.

The Company will also provide additional disclosure in future filings to clarify the names of any entities or mutual funds, if any, the Company consolidates.

Form 8-K filed October 26, 2016

Exhibit 99

Summary Highlights

4.	We note that you provide income before income taxes and economic income (a non- GAAP measure) within your first bullet point. Please revise your future filings to include the most comparable GAAP measure (i.e. Net income attributable to Manning & Napier, Inc.) preceding your non-GAAP measure. Refer to Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

The Company will provide enhanced disclosure in future filings in accordance with the requirements of Question 102.10 of the updated Compliance and Disclosure Interpretations on Non-GAAP Measure issued on May 17, 2016.

We thank you for your attention to this response letter. Please direct additional questions or requests for information as follows:

Beth H. Galusha

Principal Financial Officer

Manning & Napier, Inc.

290 Woodcliff Drive

Fairport, NY 14450

585-325-6880

Sincerely,

/s/ Beth H. Galusha
Beth H. Galusha
Principal Financial Officer